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Exhibit 12

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)
(Unaudited)

		For the Years Ended
	For the Quarter Ended March 27, 2005
		December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000
	(In thousands, except ratio)
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$195,074	$476,405	$508,070	$504,433	$332,204	$637,830
Distributed earnings from less than fifty-percent owned affiliates	—	14,990	9,299	6,459	14,859	19,375

Adjusted pre-tax earnings from continuing operations	195,074	491,395	517,369	510,892	347,063	657,205
Fixed charges less capitalized interest	17,770	55,151	57,752	60,023	64,069	80,876

Earnings from continuing operations before fixed charges	$212,844	$546,546	$575,121	$570,915	$411,132	$738,081

Fixed charges
Interest expense, net of capitalized interest	$15,092	$44,191	$46,704	$48,697	$51,405	$68,566
Capitalized interest	2,489	7,181	4,501	1,662	459	—
Portion of rentals representative of interest factor	2,678	10,960	11,048	11,326	12,664	12,310

Total fixed charges	$20,259	$62,332	$62,253	$61,685	$64,528	$80,876

Ratio of earnings to fixed charges	10.51	8.77	9.24	9.26	6.37	9.13

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company's Annual Report on Form 10-K for the year ended December 26, 2004.

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  Exhibit 12
THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)